                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                     Commission File No. 0-18863

                           NOTIFICATION OF LATE FILING

      (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
                                 [ ] Form N-SAR

                                      For the Period Ended: December 31, 1999
                                                           ------------------

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________
_________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: ARMOR HOLDINGS, INC.
Former name if applicable:

Address of principal executive office                1400 MARSH LANDING PARKWAY
City, state and zip code                             JACKSONVILLE, FLORIDA 32250

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
 [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant has recently consummated a number of acquisitions (both before and after December 31, 1999) and management, in addition to their regular year end reports, has had to consolidate and integrate different reporting systems into the registrant's financial reporting system and account for a significantly greater number of reportable transactions than prior years. The registrant's annual report was filed with the Commission after 5:30 p.m. on March 30, 2000, which was the last day for filing timely, and is therefore deemed filed on March 31.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Nicholas B. Winiewicz             (904) 741-5400
                  (Name)                   (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

 If the answer is no, identify report(s).            X    Yes           No
                                                   -----           ----

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     X   Yes            No
                                                   -----           ----

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant's results of operations for the year ending December 31, 1999 includes significantly higher revenue and corresponding significantly higher expenses based in part upon various acquisitions consummated during 1999. For more information please see the registrant's annual report which has already been filed on this date.

                              Armor Holdings, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2000    By:/s/ Nicholas B. Winiewicz
                             --------------------------
                             Nicholas B. Winiewicz, Vice President - Finance, Chief Financial Officer, Secretary and Treasurer

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).